Filed by Capri Listco pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capri Listco

Commission File No. 333-256152

Cazoo

July 20, 2021

Jefferies Investor Meeting

Operator: Hello, and welcome to the conversations with capitalists webcast with Cazoo’s CEO, Alex Chesterman, and CFO, Stephen Morana. Today’s program is hosted by the Jefferies Event-driven Strategies Desk. All phone lines are muted. Before we begin, we’d like to remind everyone that members of the media and the press are not authorized to be on this call. If you are from the media or the press, please disconnect from the call now. The content presented on this conference call is proprietary to and/or subject to the copyrights of Jefferies or third parties.

Further, as a matter of legal compliance, we remind you that you must not attempt to elicit from any speaker at this event any material nonpublic information or other confidential information, and accordingly, the speaker may decline to respond to any question in his or her sole discretion. You may not publish or otherwise publicly disclose the name of or otherwise identify the speaker’s unless Jefferies has permitted in writing. By attending this event, you agree to all of these restrictions. I will now turn the webcast over to Colin Knox.

Colin Knox: Thank you, operator. My name is Colin Knox. I’m the vice president and SPAC strategist on the Jefferies Event-driven Strategies Desk. I’m very excited to be hosting the call this morning or afternoon for those of you who are dialed in from the UK with Cazoo CEO and CFO, Alex Chesterman and Stephen Morana. As everyone on this webcast is aware, Cazoo’s in the process of merging with AJAX I, a SPAC led by world-class team of investors, including Dan Och.

The pro forma entity will have an enterprise value of roughly $7 billion. The company has exhibited exceptional growth since its founding in 2018 and is forecasting nearly $1 billion in revenue this year. With that, we are thrilled to host the team. I will kick us off by posing this question to Alex and Stephen. What does Cazoo do and why is this a great business to invest in?

Alex Chesterman: Thank you. Colin, thank you for hosting us. Good morning or good afternoon, everybody. Simply, for those of you who are familiar with Carvana, Carvana was the genesis of the idea for Cazoo. We are Carvana for Europe. We’ve started in the UK and we’ve started moving into Europe and in France and Germany and we’ll extend that. Essentially, we are leading the digital transformation in Europe of the largest retail space for online used cars, which has one of the lowest digital penetrations, low single digits, and is totally right for disruption. So effectively selling cars online, which is the last sector to really move in any meaningful way online.

Colin: Excellent. Alex and Stephen, can you just briefly touch on the genesis of the SPAC transaction, and then why did partnering with AJAX and Dan Och represent such an exciting opportunity for you and the team?

Alex: Yes. Look, the truth is, this time last year, I don’t think we would have even contemplated a SPAC transaction, if I’m honest. I don’t know if I can speak for Stephen, but I don’t think we knew very much about SPACs this time last year. What happened was, in our funding rounds that we did last year, what we saw was that, overwhelmingly, the investors in that round or those rounds, we did one in the first quarter of 2021 and one in the third quarter, they were overwhelmingly led by US investors who were incredibly familiar with the Carvana story.

When it came time for us to think about an event or the next round, we contemplated a direct listing in the UK, a direct listing in the US, and also, potentially, as backup, we were getting inbounds from a number of SPACs. As we learned more and more about them and as we met with a small number, not that many, and particularly keyed in on the AJAX I, largely as a result of the partners there, their engagement and understanding of the sector, we realized that this is a very, very well understood story with very clear comps in the US.

Dan and the team at AJAX I were a very natural partner for us, although we did have many options, both in the SPAC and the non-SPAC route. We had a first-world problem at the start of this year with trying to choose which route to go.

Colin: Makes sense.

Alex: We’re very happy with the route we’ve chosen.

Stephen Morana: As Alex said, Colin, both he and I have been part of public companies before, so we feel comfortable with the public company route. We understand the public markets. We’ve got experience of taking businesses from private to public, so it wasn’t a route that scared us. We come with probably a lot more experience than quite a few businesses going through SPACs do at the moment.

Colin: I think that’s an excellent. Can you both give a little bit of background and your backgrounds and, I think, that replicating the US business models in the UK that have been wildly successful and then touching on that as well. Stephen?

Stephen: Alex, do you want to go first? Your background’s probably slightly more interesting than mine.

Alex: Yes, sure. I’ve spent the last probably 18 years looking at businesses that are getting early traction in the US, digital businesses that have yet to come in any meaningful way to the UK and Europe. I’ve looked at dozens, maybe hundreds, and the ones that I’ve chosen to replicate are those that I think will be massive spaces. First one I did was in film, second one in property, third one in autos, but also where the landscape in the UK and Europe is structurally more favorable for a variety of different reasons.

In fact, in both this business and my first business, which was copying Netflix back in ‘02, ‘03 when it was a logistics business of moving physical DVDs around the country, logistics was one of the things that actually made UK and Europe much more attractive than the US. Data was more attractive in the business in Zoopla, but in all cases, the theme has been using technology to improve a consumer service being very much consumer first and being first a market in the UK and Europe where structurally it’s better than the US.

Stephen: For me, I’ve spent 20 years supporting founders. I’m working with high-growth disruptive businesses in the e-commerce space. Fortunate enough to work for two or three very successful businesses on route. I was at Betfair, a business that floated in 2010, that’s now part of the Flutter Group, the multi-billion-pound Flutter Group. I worked for Alex at Zoopla, and we took that business to the public market in 2014.

I’ve worked with founders in a non-executive capacity as well. I was on the board of a business called Boohoo when it first went public. Until recently, I was the senior independent director of the Entain Group, the FTSE 100 UK global gaming business that’s got a very large joint venture with MGM. I stepped down from that as I took the Cazoo route.

Alex: Online too, just to mention, we’ve had a couple of successful outcomes in our last businesses. For those who aren’t aware, we sold the film business, which was the Netflix for a couple of hundred million pounds back when a couple of hundred million pounds was actually considered quite a lot of money.

Then as Stephen said, we took Zoopla public and then we ultimately sold it for £2.6 billion to Silver Lake in terms enterprise value. People ask me, “Are you going to go again? Why are you going to go again?” The answer is this one is going to be multiple times bigger. It’s a much bigger space, a much bigger opportunity. As you mentioned at the outset, this is our second year of operation and we will do almost a billion dollars of revenue in our second year.

Colin: Excellent. Thank you for that background. Alex, dovetailing off a couple of the points that you had mentioned in your introduction, can you elaborate on the UK market benefits vis-à-vis the US? I think you had highlighted a few of those in the presentation materials that you’d previously put together, but I think it’s worth investors sharing that firsthand because they are pretty interesting statistics.

Alex: There are four or five key things that-- When I look at, is the UK better than the US? It didn’t need to check all four or five of these boxes, it just so happens that it did. The first is digital retail penetration. We buy more stock online in the UK and Northern Europe than in the US. Almost twice as much as a percentage of overall retail is digital versus the US. We turn our cars over more frequently. In the UK, our average life of a car is about three and a half years before we trade versus about five and a half years in the US, which creates a higher velocity of transactions, obviously, on a per capita basis.

Probably the most important one is the logistics one that I touched on before, which is around population density, because at the end of the day, the back end of our business is about moving large pieces of metal around the country. Once we’ve done the digital easy part, which is the transaction, then you’ve actually got to do the fulfillment part, which you call it stick it in the mail, for example.

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Population density matters a lot. UK is eight times more efficient than the US. A fifth or a little bit more of the population in a 40th of the geography. Mainland Europe’s not quite as good as the UK, but is still better than the US on population density. What that really means is you are eight times closer to your customer, on average, in the UK than you are in the US, and the cost and speed of delivery is all about how far really is that last mile and what is the cost of that last mile? Of course, the UK is fundamentally better.

Then the other one that I’d highlight, although there are more, is the national nature of markets in Europe versus the US, particularly from things like an advertising perspective. When we launched in the UK, we were national from day one. We delivered to every single postcode in the country. Whereas if you look at a business like Carvana, what they’re trying to do in a country that’s 40 times bigger is much harder and they’ve gone a lot slower, and even eight years in, they’re not in every zip code in the US. They’re still only in about 70%, 75%.

We have the ability in every country in Europe, from the point that we switch it on, from a marketing and logistics perspective, we’re national day one, which allows your marketing to be much more efficient.

Colin: Yes. I think what’s also an interesting point is, in the materials you put us, the UK market has roughly eight million used car transactions per year, which only assumes that, assuming the 2021 projections, roughly 50 percent of market share for you guys. Although they seem like quite large numbers, in aggregate, it’s not as large as you might think in terms of the market share gain on the company, which is really exciting and I think underpins the massive market opportunity.

Alex: Carvana is a great example because they are just now knocking on the door of about a 1% market share. You see the scale of the business from a revenue and EBIDTA perspective that you can build with very, very low single-digit market share. A competitive landscape doesn’t matter that much. This is definitely not a winner-takes-all market. One of the attractions going into this and why the space is that you don’t need to dislodge all of the incumbents, you don’t need to win at the expense of everybody else, you can build an enormous business being a very good player with a low single-digit market share.

Colin: Absolutely. Transitioning a tiny bit, can we talk a little bit about the company’s vertical integration and specifically your refurbishment capabilities and a little bit of a two-part question, how many cars can Cazoo do today, and then why, in your eyes, is this such a competitive differentiator vis-à-vis other folks trying to replicate this business model as well?

Alex: Well, we’ve always thought it’s very, very important to be fully integrated to control the entire experience and the quality of the product, not selling. The difference between new cars and used cars is very important. New cars are all the same. They’re all zero mileage, they’re all out of a box, they all come with a three or four-year warranty. Used cars, there are two alike on the planet. They all have varying conditions of mileage, usage, et cetera. Controlling the quality of the product and experience means you need to be fully vertically integrated, which means you buy and own the cars, you move the cars, you recondition the cars, and then you deliver the cars.

Now, the pieces of those that touch the consumer, obviously, last mile delivery is very, very important. We’ve always done that ourselves from day one. In order to get a fast start in the market, different pieces of that we’ve outsourced at different points in time. We’ve always done buying ourselves and we’ve always done delivery, but we started by using third parties for reconditioning and for bulk transportation, moving cars between purchase and reconditioning site, for example, having always controlled the last mile, delivery, and experience ourselves. A year ago today, we were 100% outsourced on bulk transport and on reconditioning. Today, we are 100% insourced in the UK. We have a fleet of over 200 single car transporters for last mile, we have a fleet and approaching 50 multi-car transporters which do point to point, we have five reconditioning sites, which can do a hundred thousand plus reconditioning vehicle preps a year, and can grow, depending on if you run 24/7, or expand those sites. There’s a lot of growth opportunity within those. We control the quality and the preparation experience, which allows you to control not just quality, but also cost.

Finally, we’ve opened 18, and are growing that number, customer centers, which are the hubs. We buy a car, it goes into one of our vehicle prep centers, one of our five prep centers, where it gets reconditioned and stored. As soon as it’s sold, it gets shipped off to one of our 18 customer centers, where it goes through final checks and is ready for either delivery, which is about 85%, or collection, which is about 15%. We store all of our single car transporters at those customer centers.

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End to end, fully integrated allows you total control of experience and you’re also building a very significant moat. The infrastructure in this business, which requires capital, gives you a moat that makes it hard for all of us to compete.

Colin: Understood. I think that, Alex, it’s a good transition. Stephen, I would love to give you some airtime. We had originally spoken a couple of months back about your vehicle sourcing. Could you touch a little bit about the historical and current vehicle sourcing and then how you expect it to change over time? I guess, part B to that question would be, what do you think the economic benefit is in terms of consumer sourcing, OEM sourcing, things like vis-à-vis sourcing and auction?

Stephen: Sure. There are three traditional ways of buying a car, you buy it through auction, you buy it direct and large book deals with corporates, or you buy direct from the consumer. In our early days, the majority of purchases were from auction. That’s the quickest and easiest way of getting up to speed and scale. As you get larger, you’re in a position to do larger corporate deals, where in effect, you cut out the middle man of the auction house. You buy in bulk in contracted deals. Over time, you build up the capability of buying more cars direct from the consumer, which are the ideal cars to buy.

They are the best value cars, it is a non-competitive process, you know who you’re buying directly from, they’ll make you the highest margin. 2020, probably less than 5% of cars we bought were direct from consumer. The only cars we were buying were those, if you were buying a car from us, we would allow you to partly exchange. We actually launched the end of this week, which is huge step forward for us, we will buy your car even if you’re not buying from us. That’s a major step forward in that goal of pushing the cars we buy direct from the consumer from as low as 5% to 10% that it’s been historically, up to the 50% to 60% the Carvana is currently at the moment.

Our model only assumes we get to 30% by 2024. We think we’ve been relatively conservative with how we built out the proposition, and what you see over time is the auction declining, corporate ending up bigger than auction with the large route being direct from the consumer. If you just think of the very simple economics, buying a car from auction, there’s an auction fee, at the very least, it’s £250 roughly, plus it’s a competitive tender process. If you buy direct from the corporate, you can cut out in effect that auction fee. If you buy direct from the consumer, you could be making £500-plus more profit per car because of that implied benefit of buying through that route.

There is a fourth channel to us, which I’ll only say one now because Alex can talk about it in more detail, but is in effect selling your own cars. We have a proposition called subscription, which Carvana doesn’t have. There’re very few differences between us and Carvana. We think we’ve taken what they’ve done, but we’ve added a few bits on top, and subscription’s definitely one of them.

We have new cars that you’re able to subscribe for 6, 12, 24 months. At the end of that subscription period, those cars can come back and we can in effect then sell them as secondhand. They’re probably the best quality cars that we have because they’re the newest, we’ve had telematics on them, so we know exactly what’s happened to them in the period of time, and there is no competitive process for us to own those cars.

Colin: Understood. Stephen, when we think about selling a car online, do you think it’s similar in terms of timeline, in terms of getting customers, or I guess in this sourcing, comfortable with doing that? It takes some time to get people comfortable with the idea of purchasing a car online. Do you think it takes a similar time to get them comfortable with selling their car online?

Stephen: I think selling’s probably easier. It is cash coming in. It’s probably a small amount of cash that you’d be buying a car for. You don’t hand the car over till who you’re dealing with and they’re at your door and is relatively reputable. I think it’s easier. I think we’ll see more adoption. It’s already happening out there. If you think of what we started in the UK, nobody was buying online. We’re having to build a trusted brand. There is no national brand in the UK in effect for secondhand car dealerships, full stop. We’re not only having to build a brand, we’re having to build a trusted brand. I think selling a car online is an easier step.

Alex: It’s much more entrenched. As Stephen said, we’re creating a new category with buying a car online. Actually, selling your car online has been a pretty well-trodden part. There are a number of friends that already do it, some very big brands who spend a lot on marketing, like we buy any car, but other businesses like Motorway, et cetera. That’s been around for a long time, actually. You’re already seeing many, many hundreds of thousands of cars transacted online that this has been done for a long time. Actually, buying is lagging selling by a number of years.

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Colin: That makes sense. Transitioning a tiny bit. Can you both talk a little bit about the primary competitive landscape and Cazoo’s competitive advantages? I think what’s also very interesting is your footprint across Germany and France already, which seemingly is pretty unique compared to the rest of the group out there.

Alex: I think most people think of the competitors in a different way than we do. They think of the competitors as we think of the peers. If you go back to what I said about huge businesses with small single-digit market shares, there is plenty of room for lots of players to have small single-digit market shares. If you look in the incumbent space, the largest player in any market individually in Europe has about a 3% market share. It’s a massively fragmented market with over 150,000 players across the UK and Europe.

The competitive set is actually that, which is the traditional, the incumbent, the dealers. We’re creating a category that says, “Don’t go and spend half your weekends at a physical dealer, which is not a great experience, with low selection, et cetera, buy your next car online.” I think what we need, as you’ve seen in the States, is you need a number of players out there helping to create that category, to build that.

In the UK our main peer is a business called Cinch. In Europe, we’ve got Auto Hero, Aramis, Car Next. There’ll be three or four players in each market who are each going to build very, very big businesses, just as there were in the traditional space. There were three or four businesses that build large franchises, et cetera. The advantage is that we have over the incumbents, of course, is in multiple areas. First of all, selection. We have 100 times the selection of the average car dealer in the UK. We have 3,000 cars, the average dealer has 30. A massive selection advantage, which will only grow. The reason is because we can store them all in the middle of nowhere, in a field in the middle of the country. Think Amazon.

We have a fundamentally better experience, which is, we’ll bring it to you. Convenient. You’ve got a seven-day money-back guarantee and 90-day warranty. We’re doing this at scale, so we can guarantee the quality of the product and the experience. We’re being completely transparent on value, which has not been the case historically in this space. Historically in this space, the price you saw in the windshield was never the price. It remains that. With the long tail incumbents, that remains the case today. That two people go on the same day to buy the same car, the price they pay depends on how good their negotiation skills are, nothing more. We eliminated all of that and it’s better on so many dimensions.

There are going to be other players who’d do that. The moats and the scale come from the brand you build, the experience you provide, the infrastructure you create and the infrastructure on the operations and logistics.

As I said at the outset, Colin, it’s not a winner-takes-all market. I don’t look at anybody else launching in any market we’re in, UK or Germany, and say, “Oh shit, there’s a competitor.” They help to create this category, to take it from 1% or 2% market share to 10% or 20% market share over the next three to four years.

Colin: That makes sense. When you talk about that 10% to 20% market share, is that in terms of e-commerce and online retail penetration or specific to Cazoo? How should investors think about that over time?

Alex: Well, I think this market, there’s no reason to believe that it won’t follow what almost every other retail market has done, which is the incumbents will all add an element of digital, whether it’s click and click or whether it’s starting the journey, reserve, whatever it is, and finishing it offline. I think you should expect in five years’ time, that everybody’s offering an element of digital. It may not be the full transaction, but it’s some digital, which is what you’ve seen in most other spaces, because if they don’t, they effectively become left behind.

There will be a part of the market which will be the pure play online digital players, think Amazon. I think that segment of the market will be 20% or 30% over the next five or six years. Then that 20% or 30% will be split by three, four, five players in each market.

One of the moats, of course, and that brings us to why are we actually on this call, one of the moats is financing, and what you’ve seen over the last six months, not just in the UK and Europe, but you’ve seen it in India yesterday and Mexico last month and all over the world is there’s a lot of money going into this market, because actually, to build the brand and the infrastructure requires significant funding. Funding itself helps to create that moat that is going to build these three or four very large businesses in each market.

Colin: Understood.

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Alex: Just to finish on that thought, Colin, because you asked specifically about Cazoo. Our model is pretty conservative, and if we get to a 3% market share in the UK and a 1% market share in Europe four years from now, our business will be the size of Carvana’s today, which, as you know, is a 50 billion or thereabout dollar business. You don’t have to believe that we’re going to upend the market to build a very, very lot of business.

Colin: Dovetailing off that point, can you talk a little bit about the growth opportunity in the UK, and specifically, you’ve been acquisitive in the past, which makes a lot of sense in terms of building that infrastructure. How do you think about acquisitions going forward and whether any of that’s needed to execute upon your domestic growth opportunity?

Alex: Look, and we’ve done this pretty quickly, we’re already at a half a percent market share in the UK, Carvana’s at 0.7 in the US. I think we see a very clear path now to get to this 3% and beyond, and I think we’ll get beyond. We’re replicating our UK strategy in Europe. Look, we’ve done most of that organically. Most of the inorganic stuff we’ve done by M&A has either been for infrastructure or to enhance the proposition. We’ll always look at M&A where it accelerates us.

There’s nothing we can’t do organically. We can build more prep centers, we can open more customer centers, we can build data science teams within our business, we can build a subscription proposition organically. These are all things that you can think about. Our business is not different than any of those, which is confronted with the decision of, “We want to go faster. Then what can help us go faster?” We’ll always look at things both in the UK and Europe that will enable us to do so.

Colin: Understood. In terms of transitioning a little bit to the EU footprint, can you talk a little bit about your current footprint, including the Drover and Cluno acquisitions and the strategic rationale for each? Then I would love to touch a little bit about the broader growth opportunity in Europe.

Alex: Drover was the business that we bought. It was a UK-based business with a nascent business in France, but we bought that for the learnings and subscription because from the very outset, we thought subscription was a very nice additional string to our bow in this business, which helps feed our inventory, grow our addressable market. Other people have alternative ways of checkout.

If you look at most businesses in this space, they are used cars only and they offer through checkout options either direct purchase, pay it upfront, or finance, make a long-term commitment. We thought it’s a nice opportunity to add new cars as well as you used cars and it’s a nice checkout option to allow people who don’t want to make a large capital outlay or don’t want to sign a long-term contract, if they want 6 or 12 months and they want to switch cars out, et cetera. We think that place very well into the future as you start to think about the transition to electric and people trying new technology for the first time. We think subscription plays very well into that. That was Drover.

That business has been fully integrated. The Drover brand doesn’t exist anymore. It’s part of the Cazoo platform in the UK. That’s true of all of our acquisitions. We’re not looking to own separate businesses, we will ultimately fully integrate all acquisitions into the Cazoo platform.

Cluno was a very similar business in Germany, the largest car consumer subscription business in Germany. We are in the process of integrating that into the Cazoo proposition. As I said, we’ll launch Cazoo in both France and Germany by the end of the year. We’re now the leading subscription play up in Europe with subscribers across the UK, France, and Germany.

The other two acquisitions we made were in infrastructure. They helped accelerate our growth of our vehicle preparation centers, our reconditioning centers, and our customer centers, which we’re now expanding and growing both organically as well.

Colin: Alex, can you touch a little bit on that? I think the first part of this call was important in underpinning the importance of the vertical integration and the refurbishment capabilities. What exactly are the refurbishment capabilities today across Europe? Then, how do we think about that going forward? Whether it’s expanding into new geographies, if you expand into Spain, for example, do you need a separate refurbishment center in Spain? How should investors be thinking about that?

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Alex: The UK, as I said, one year ago today, we were 100% outsourced. We had a partner site. Six months ago, we were half-half and today we’re fully insourced and we’ll make the transition in Europe. We have two partners in Europe. We have four sites live in Europe, two in France, two in Germany, with those partners, where we’re currently reconditioning cars at the moment in preparation for our launch later this year, because, of course, in order to launch with a decent-sized stock inventory on the website, you have to buy them, recondition them, image them, and have them ready for launch. We’re already in that process in France and Germany.

The beauty of Europe is one single market, in terms of being able to distribute cars. For us, it doesn’t matter where we buy a car. We might buy in Belgium or Italy or Spain, we’ll sell it in France or any market where it’s bought and we can move it. The reconditioning sites act as storage hubs. We have four storage hubs, two in France, two in Germany. That doesn’t stop us selling a car in Spain. It adds a bit of cost on bulk transportation to move it from France to Spain.

The long-term answer to your question is yes, ultimately, in any market where you are making a decent amount of sales, you want to have a local prep and storage site in that market, otherwise, you’re overspending on your delivery costs. There’s no need to have a dozen of these in a dozen different countries from day one, you can optimize by having more and getting closer to the customer over time. The benefits of Europe, of course, is single inventory, so much high conversion rate across the whole market.

Colin: Got it. When you think about structural benefits versus the UK, obviously, Europe is a massive market in itself, but I think it was very interesting to hear about the structural benefits of the UK versus the US. Are there any besides what you just mentioned that we should be thinking about as structural benefits?

Alex: I think on balance is about the same as the UK. There are pros and cons. Some of the pros are buying arbitrage, i.e. being able to buy a car in Poland and selling in Portugal. You get some pricing. There’s also some sell price arbitrage, and then there’s the conversion rate by having a bigger inventory across a greater number of consumers and market. Those are all the structural benefits.

Some of the structural disadvantages are all tied to that, which is the expanse of the space. It’s more like the US in terms of a logistics problem. Not a problem, but moving a car from France to Italy is not as simple as that. If you think about the UK challenges is a very easy one. Having 60 million people condensed in a space the size of Florida makes the logistics a lot easier than if you’re going trans-continent, but no, on balance, we think it’s as exciting. Obviously, it’s more exciting because the market opportunity is much bigger. It’s about 4x bigger than the UK. The UK is about £100 billion opportunity that we want to get to a 5%, 10% market share of, Europe is a £400 billion and growing opportunity. A much, much bigger opportunity to attack.

Colin: When you think about the risk to enter in this, obviously, it sounds like an excellent market to enter, a massive size, great structural benefits. What in your eyes is the biggest risk to successfully execute against opportunity?

Alex: The execution piece is almost all identical to the UK, so they carry the same risks, which is, can you source a good enough quality car? Can you produce them and can you deliver a great customer experience and build a great brand? I think having done that and the learnings that we’ve got in the UK have stood us in very, very good stead to build this out, but again, going back to what Stephen said earlier, both of us have public company experience, both of us are pretty conservative. We like to under promise and overdeliver.

We are being pretty conservative by saying, “Look, three and a half, four years from now, we’ll have slightly less than 1% market share in Europe.” I think these are numbers we are very confident that are highly achievable, and we know how to build a great proposition on brand, which we’ve already proven in the UK and, of course, have proven multiple times in previous endeavors.

Colin: Absolutely. Stephen, transitioning a tiny bit to the financial model. Can you expand a little bit on this subscription revenue opportunity and how we should think about the economics per vehicle on a unit level basis? I think you had briefly on it, but can you also think about how this benefits both the purchasing and sales function for Cazoo?

Stephen: Or maybe I’ll take the second one first because I think it’s a bit simpler. If we think of what happens in the subscription life cycle of a car, we buy a car from an OEM, we negotiate a discount. As part of the deal, we’re not allowed to sell that car for a period of time, let’s say, 12 months. We then subscribed the car out to somebody on a 6, 12, 24-month deal. The longer the deal, the less they pay. It’s a bundled package. It includes insurance. It, in effect, is you take the car, you drive away. You pay us a fixed monthly amount. At the end of the period, we take the car back. We have telematics on the car, so we can track it. We know how well or badly you are driving that car as well.

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Once the car comes back post the subscription period, we can then take the car, it’s our owned car, and instead of having as a car for subscription, it becomes a car available for a sale. We’ll do some minor refurb work if that is needed, and the car is then available on our site as an available for sale secondhand car at a discount. We have bought a new car at a discount. It will have depreciated for a period of time. That appreciation is covered and more by the revenue that we’ve generated during this subscription period.

Then, obviously, we have a price of the car, the net price of the car, which we are then hopefully selling significantly above because it’s also a very small amount of refurb compared to the other cars that we bring in. When we sell it, it’s a secondhand sale, revenue in cost of sales, as you would normally see them. For the subscription revenue, we take the revenues, we generate it into other revenue, and in effect, that appreciation cost of that car comes in as a cost of sale.

Colin: Highly attractive in terms revenue model opportunity for you guys.

Stephen: We think it is not a mass-market proposition. We think it really adds to the mix of having this as a new car channel, and then having the ability to sell the used car at the end of the subscription area is really key. Many of the small subscription operators across Europe don’t have the ability to sell a car on, and that’s really where you get a significant additional part of the value as part of this process.

Alex: I think there’s a couple of other things to think about, Colin. One is, it helps you to shape your inventory in 12 to 24 months. If you think about, for example, electric secondhand-- The average age of a used car on all sides is three to four years old. We are buying them typically when they come off a lease that somebody signed for 36 months. As I said at the beginning, average person in the UK owns a car for three and a half years. We’re getting cars off the one owner that are three and a half years old.

If you think about electric cars today, for example, the availability of stock depends on who was buying electric cars three and a half years ago. The answer is, not very many people relative to demand today. If you’re in the used car market, you’re a victim of what’s going on in the new car market some time ago. The more control you can have over that, the better off you are. For example, electric cars are a good example. We buy a significantly greater number of electric cars, new, directly from OEMs, in order to shape the future of our inventory ourselves in 12, 24 months when those cars become sellable. That’s one of the benefits.

The other thing I thought I’d mentioned is, what I like about it is the-- I’ve always taken a view of lifetime value in any business that I’ve been in. That was true in the subscription world when we were in the LoveFilm Netflix business, it was true in a B2B sense in our last business of Zoopla.

When I look to the auto business, I think almost all the incumbents historically have viewed this as a transactional business. That is why they tried to extract the maximum possible price they can at any given point in time, and to hell with what happens at some point in the future, they have quotas to make on a particular month, a salesperson is commissioned, the more they extract from the consumer, the better off their take-home pay is. That’s not how we view the world at all, we view this space as a lifetime value space.

Now, that can be in used car sales, which is, we’ll see the customer again in three years and we’ll do something else. It can be in selling them service plans and other things, but also infrastructure is it lifetime value business. We think about this space, I think, fundamentally differently than most auto dealers, in that we think of the lifetime value of a consumer, whether they are a purchaser or subscriber.

Colin: That’s an absolutely unique differentiator there that I think is great and absolutely worth highlighting. Transitioning a tiny bit. For your reference, one of the main areas of questions that we get as a desk is, “Hey, can you walk me through the bridge of the gross profit expansion to more of a Carvana opportunity?” Can you talk through some of those levers and potentially quantify some of those? Because I do think that that’s a huge opportunity that is worth impressing upon investors.

Alex: I’ll just give a very high level and then let Stephen get into the detail, but were very much on the Carvana journey, which is we started a bit negative. They’ve gone from minus $500 to plus $3.5. We started minus a couple of hundred quid. We turned profitable on GPU in our fourth quarter of operation. You saw our Q1 results came out. We were positive by a hundred and something pounds. Our Q2 results will come out in the next couple of weeks, our prelims. We will continue to see expansion.

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There are three buckets that that pulls into. Stephen can talk more. The first is buying mix. By improving your buying mix, there’s hundreds of pounds of improvement. The second is operational efficiencies and operations and logistics efficiencies. Stephen can go into what the details of those are, but many hundreds of pounds there. The third is product. That is additional product, higher attachment rates that are commercials. Again, there are half a dozen different things that fall into that category, which equally are hundreds of pounds.

We see a very, very clear path to get from where we are. All of these things happen gradually, all at the same time. You’ve got 15 things all getting better, very, very little bits every month. Stephen might want to dig into the segment a little bit more.

Stephen: Yes. Just a couple more details on top. As Alex said, unfortunately, there’s no silver bullet here. This is a daily, weekly, monthly grind of getting everything slightly better as you improve, as you crank the handle, and as you get more efficient and more effective and bring scale. Carvana has proven the route. We have a blended GPU of 1800 Sterling by the end of 24 in our model, which is lower than Carvana now.

Again, just very, very briefly, we buy better, every day we buy more cars direct from consumer, and that continually grows that first stage of the margin. The cycle is quicker. We sell a car quicker. If you think of what’s the ideal cycle, we buy a car, it takes three to five days to get to one of our refurb centers. It takes 10 days to refurb. It takes 30 to 45 to days to sell on the website. That’s your goal. You get to a five days window. At the moment, we are between 75 and 100 days. Every day that you hold up for, it appreciates theoretically around £5 to £10. The quicker you sell a car, the more money you make.

The refurb process itself, bringing things in-house, as Alex said, is a huge step forward. Then it’s really just efficiencies and effectiveness. We’ve got the infrastructure in place now to refurb hundreds of thousands of cars. We don’t have enough people to do it. You’ve got to hire more people, you’ve got to go onto more shifts, in effect, you can be 24/7 at one site, or you can buy in bulk better. You can secure better deals. All of that in effect is just slowly driving down your refurb price.

Then, as Alex said, there are the ancillary revenue streams. You start with delivery fees. We don’t charge any delivery fees at the moment. That will come in. Then if I look at the ancillary products, there’s three ways that you grow the revenue there. You have more products, you increase the attachment rate of those products, and you improve the commercial terms that you have with the product owners or you bring those products in-house. Just using financing as one, and we don’t assume we bring any financing in-house. One big opportunity outside of the model is bringing our financing revenue in-house by owning all of that.

Excuse me, sorry. My dog is in the background. Apologies, young puppy. Gets very excited when I’m talking about financing revenues. We improve the commercial terms, we make more money from each attachment, we get more attachments added on and then we add more products. At the moment, we’ve got two ancillary products outside of financing. The plan is to launch a new one pretty much every quarter. As you launch a new product, you generate revenue from that and you improve the attachment rate.

Colin: Stephen, can you touch a little bit on the financing opportunity? I think it’s important to note that when you look at Carvana, roughly 40% of the GP, and Alex, you had mentioned this figure of roughly $3500 is due to financing. How should we think about that in terms of the long-term opportunity for you?

Stephen: Huge opportunity. As we said, we act as a lead generation engine at the moment. There are two deals that we have. One is with a major provider called a Black Horse, who’s a subsidiary of the Lloyds Banking Group. Every trade that they take, we make around 8% of the loan book. We want as many customers as possible to go to them. We’ve got a very good clip and we’ve improved that back clip and we need to improve the attachment rate. If Lloyds doesn’t want it, if Black Horse doesn’t want, it goes to a panel of operators who play in the subprime space, and they bid against each other to get the best deal for the consumer. We then take a revenue share of that.

Net, it equates to around 6% to 7% that we generate, and around a 40% attachment rate. We need to improve the attachment rate and we need to improve the commercials that we get with that. Obviously, the big opportunity is bringing that in-house. We haven’t built that into the model. We want to do it. We believe we will.

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Neither Alex nor I feel comfortable baking something in when we don’t know how we’re going to execute on it yet, but we’re leaving far too much money on the table. Even worse, the consumer experience isn’t perfect. 99% of people who take financing is great, but it is with a third-party provider. If anything goes wrong, they’re having to deal with the financing house as opposed to us, where we’re stuck in the middle without knowing all the facts.

If I look at most of the problems we have from a trust pilot perspective, there’s normally an element of financing in both somewhere. If we can bring all of that in-house, not only would we improve the commercial terms that we get, we could also improve the consumer experience. That’s a big plan over the next couple of years.

Colin: Absolutely. I think you guys have been great in explaining where you see the business over the longer term, but can you talk a little bit about the long-term goal of this business, whether it’s three to five years, what are you shooting against that might not be in the projections that you’ve provided or beyond the materials that investors have seen?

Alex: You’ve got the model and the model says we’re going to build a very large business doing purely what we’re doing, which is, in a handful of markets, selling used cars with a little bit of subscription.

I think you can think a little bit beyond that in terms of our goals from the perspective of, if we build the brand that we are all in the process of building, which stands for the best place to buy or sell your next car, and you attract the eyeballs that we are, that people who want to find their next car come to us, and you’ve got the inventory in place, and the infrastructure to either deliver or allow people to collect, you can see yourself building a very valuable platform that may extend beyond what it is today purely from our own inventory, et cetera.

There is a platform opportunity here that we may start to think about in the future. You’ve just been touching on finance with Stephen. That’s a very, very significant opportunity, obviously, but we want to stick very much to our current goals of delivering on building an amazing proposition, executing very well, building our inventory, and having a number of core markets.

The other thing I would say about the geographical expansion is, we are not doing that just for the sake of it at any expense. In fact, we’ve been very clear to only name UK, France, and Germany at this stage, because I would much rather have a 3% market share in those three markets than a 0.3% market share in a dozen markets. We will do this in a very organized, very sensible way and not spread ourselves too thin.

Colin: Understood. I’ll finish with two relatively short questions. Your sponsors and pipe investors are extremely high-quality fundamental long-term investors. What’s been your interaction so far with the respective parties? Can you briefly touch on what you view is the long-term benefits there?

Alex: Yes. This goes back to what I said earlier about where the shape of our rounds came from or which led us to this. We’ve been very lucky to have some great tech, and in fact, investors who are very high thematically on the space. A lot of crossover investors with Carvana in the States and Kavak in Mexico and Spinny in India.

You’ve got the Dan Sundheim’s of this world of General Catalyst, Durable, Henry Ellenbogen, these guys are all super value-added investors who understand the space and look at it in much the same way that we do, which is, this is the biggest retail space. It is lagging all others. It is 1% digital today. We all believe that in 5 to 10 years, it will be at 15-- We can argue whether it’s 15, or 25, or 35, but what we do know is that it’s going to move from being a billion dollars of online car sales in Europe this year to probably 100 billion at some point and not too far away, because it’s a 700 billion market.

You may be three or four years away from this moving from a billion to 100 billion market. That’s the space that these guys clearly want to play in. We’re very lucky to have incredibly supportive investors who get the opportunity.

Colin: Understood. Alex, I guess the last question is, as we wrap this up, is there anything we haven’t touched on that you’d like to impress upon investors in closing?

Alex: No. I think we’re heads down getting on with what we’re doing. The SPAC process has been an education and a real fun one. Much as I describe the public process, when we took our business public in the UK, we’re focused on running the business. I think we’re getting to the back-end of that process now, and hopefully, it will be within a matter of weeks from now. We’re super excited about building a monster business in the UK and Europe over the next few years.

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Colin: Excellent. Well, Alex and Stephen, thank you so much for your time. Congratulations again to you and the team. We’re extremely excited to see what’s to come and think you guys have built an excellent business so far and believe you’ll continue executing upon the plan you’ve laid for it. With that, operator, you can end the call. Thank you again.

Alex: Thanks for having us, Colin.

Stephen: Thanks, Colin.

[silence]

[00:56:04] [END OF AUDIO]

About Cazoo - www.cazoo.co.uk

Cazoo’s mission is to transform the car buying experience for consumers across the UK and Europe by providing better selection, quality, transparency, convenience, flexibility and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection, in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

AJAX is a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Dan Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Additional information and Where to Find It

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I (“AJAX”) and Capri Listco (“Listco”). In connection with the proposed business combination, Listco has filed a registration statement on Form F-4 that includes a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX shareholders, and Listco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065 and documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

AJAX, Listco and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AJAX’s shareholders with respect to the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus. Information regarding the directors and executive officers of Ajax is contained in Ajax’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 7, 2021. These filings are available free of charge at the SEC’s web site at www.sec.gov. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo, Listco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of AJAX, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of AJAX or Cazoo as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the possibility that AJAX, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo’s business and/or the ability of the parties to complete the proposed business combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AJAX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by AJAX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo, AJAX and Listco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Cazoo, AJAX or Listco gives any assurance that any of Cazoo, AJAX or Listco will achieve its expectations.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of AJAX, Listco and Cazoo. While such information and projections are necessarily speculative, AJAX, Listco and Cazoo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that AJAX, Listco or Cazoo, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future event.

Contacts

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier / Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

Investor Relations:

ICR for Cazoo - cazoo@icrinc.com

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